UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

	For the year ended December 31, 2003	Commission file number 0-25042

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Young Broadcasting Inc. Union 401(k) Plan

(Full title of the plan)

YOUNG BROADCASTING INC.

(Name of issuer of the securities held pursuant to the plan)

599 Lexington Avenue
New York, New York 10022

(Address of principal executive offices)

Young Broadcasting Inc. Union 401(k) Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

i

Report of Registered Public Accounting Firm

To the Participants and Plan Administrator

Young Broadcasting Inc. Union 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Young Broadcasting Inc. Union 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, New York	/s/ ERNST & YOUNG LLP
July 23, 2004

Young Broadcasting Inc. Union 401(k) Plan

Statement of Net Assets Available for Benefits

	December 31
	2003	2002

Assets
Investments, at fair value:
PIMCO Total Return Fund	$1,109,777	$1,040,365
Janus Worldwide Fund	570,801	367,592
AIM Large Cap Growth – Investor	567,547	—
Invesco Growth	—	408,479
Invesco Dynamics	82,599	34,086
Invesco Conservative Asset Allocation Trust	220,519	209,497
Invesco Moderate Asset Allocation Trust	308,565	223,034
Invesco Aggressive Asset Allocation Trust	294,766	269,487
Invesco 500 Index Trust	1,650,540	1,066,620
Invesco Stable Value Trust	1,956,687	2,071,277
AIM Aggressive Growth	366,680	208,539
AIM Charter	312,962	167,141
AIM Balanced	817,444	669,113
Putnam International Growth	527,293	389,778
American Century Income and Growth	423,228	223,834
Young Broadcasting Inc. Common Stock	176,643	111,247
Participant loans	307,759	266,589
	9,693,810	7,726,678
Employee contributions receivable	56,184	52,479
Net assets available for benefits	$9,749,994	$7,779,157

See accompanying notes.

Young Broadcasting Inc. Union 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31 2003
Additions
Additions to net assets attributable to:
Employee contributions	$1,027,774
Employer contributions	—
Rollovers	—
Total contributions	1,027,774

Investments income:
Interest and dividend income	187,200
Net investment income	187,200
Total additions	1,214,974

Deductions
Deductions from net assets attributed to:
Benefits paid directly to participants	(413,226)
Administrative expenses	(17,921)
Total deductions	(431,147)

Net appreciation (depreciation) in fair value of investments	1,187,010)
Net increase (decrease)	1,970,837)
Net assets available for benefits at beginning of year	7,779,157
Net assets available for benefits at end of year	$9,749,994

See accompanying notes.

1. Description of the Plan

The Young Broadcasting Inc. Union 401(k) Plan (the “Plan”) is a defined contribution plan which provides retirement benefits for all eligible employees, as defined, who are subject to collective bargaining agreements of KRON-TV, an independent television station owned by Young Broadcasting Inc. (the “Company”). Until May 2002, the Plan also provided retirement benefits for all eligible employees, as defined, who are subject to collective bargaining agreements at KCAL-TV. In May 2002, the Company sold KCAL-TV; accordingly, all participants of KCAL-TV were terminated. The Company is the Plan’s administrator and sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan participants may make pre-tax contributions from their salaries of up to 15% of eligible compensation subject to a limitation. Participant pre-tax contributions are subject to the limitations of Internal Revenue Code (the “Code”) Section 402(g) of $12,000 and $11,000 for the years 2003 and 2002, respectively. The Plan provided the Company the option to make annual contributions to the Plan for certain participants in the form of cash or employer securities or a combination thereof. The employer matching contribution was equal to 50% of the participant’s pre-tax contribution up to 6% of a participant’s compensation. All employer contributions for 2003 and 2002 are made in the form of the Company’s common stock. The Company has not made matching contribution since May 2002 because all employees eligible to receive matching contribution were terminated.

Participants who were terminated as a result of the sale of KCAL-TV were fully vested. Participants are immediately vested in their pre-tax contributions plus accrued earnings thereon. Vested benefits paid to terminated employees of KCAL-TV are included in benefits paid directly to participants in the accompanying Statement of Changes in Net Assets Available for Benefits. Loans and limited withdrawals during employment are permitted under certain conditions provided for by the Plan.

Participants’ vested account balances are payable on retirement. The normal retirement age under the Plan is 65. Payments are permitted prior to that age in the case of disability, death or termination of employment.

The Plan includes a loan provision whereby active Plan participants may borrow up to a maximum of 50% of their vested account balance, not to exceed $50,000. Amounts borrowed must be repaid with interest through regular payroll deductions over a period not to exceed five years for periodic loans and thirty years for loans used to purchase a primary residence. Interest rates are stated at prime plus 1%. The interest rates on outstanding loans at December 31, 2003 range from 5% to 11.50%.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies

The accounting records of the Plan are maintained and the financial statements are prepared on the accrual basis.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan investments are stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Securities for which market quotes are readily available are valued at market value, which is determined by using the last reported sales price or, if no sales are reported and in the case of certain securities traded over-the-counter, the mean between the last reported bid and asked prices. All other securities and assets, including any restricted securities, are valued at fair value. Gain or loss on sale of investments and the change in the fair value of investments are reflected in the statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Loans are valued at their outstanding principal balances, which approximate fair value.

3. Investments

The Plan offers participants a directed investment program whereby each investment opportunity offers the participant a different investment strategy. Contributions received may be invested in specified funds. The Plan also permits participants to invest in the Company’s common stock. INVESCO Retirement, Inc. (the “Trustee”), limits participants’ investments in the Company’s common stock to a maximum of 10% of their total contributions.

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2003	2002

PIMCO Total Return Fund	$1,109,777	$1,040,365
Janus Worldwide Fund	570,801		*
AIM Large Cap Growth-Investor	567,547	—
Invesco Growth	—	408,479
Invesco 500 Index Trust	1,650,540	1,066,620
Invesco Stable Value Trust	1,956,687	2,071,277
AIM Balanced	817,444	669,113
Putnam International Growth	527,293	389,778

* Investment was less than 5% of the Plan’s net assets available for benefits.

During 2003 and 2002, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Appreciation (Depreciation) in Fair Value of Investments 2003

Mutual funds	$1,132,339
Young Broadcasting Inc. Common Stock	54,671
$1,187,010

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend, alter, or to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 5, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Administrative Expenses

Legal and accounting fees, insurance expenses and certain administrative expenses relating to the maintenance of Plan records were paid by the Company for the 2003 and 2002 Plan years. Other administrative expenses were paid by the Plan.

Supplemental Schedule

EIN: #13-3339681

Plan: #002

Young Broadcasting Inc. Union 401(k) Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Party Involved and Description of Assets	Current Value

PIMCO Total Return Fund	$1,109,777
Janus Worldwide Fund	570,801
AIM Large Cap Growth-Investor	567,547
Invesco Dynamics*	82,599
Invesco Conservative Asset Allocation Trust*	220,519
Invesco Moderate Asset Allocation Trust*	308,565
Invesco Aggressive Asset Allocation Trust*	294,766
Invesco 500 Index Trust*	1,650,540
Invesco Stable Value Trust*	1,956,687
AIM Aggressive Growth	366,680
AIM Charter	312,962
AIM Balanced	817,444
Putnam International Growth	527,293
American Century Income and Growth	423,228
Young Broadcasting Inc. Common Stock*	176,643
9,386,051
Loans receivable—interest rates ranging from 5.00% to 11.50%, loans maturing through 2033	307,759
$9,693,810

*Indicates party-in-interest to the Plan.

The “Cost” column is not applicable as all of the Plan’s investment programs are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date:  August 10, 2004

YOUNG BROADCASTING INC. UNION 401(k) PLAN

By:	/s/ James A. Morgan
James A. Morgan
Plan Administrator